MANAGEMENT’S DISCUSSION & ANALYSIS

This discussion & analysis of our financial condition and results of operations is provided to enable a reader to assess material changes in financial condition and results of operations for the three-month and nine-month periods ended July 31, 2004, compared to the corresponding periods in the preceding fiscal year, with an emphasis on the most recent three-month period. It is based on financial information prepared in accordance with U.S. generally accepted accounting principles (GAAP) and has been prepared in accordance with Item 303 of Regulation S-K under the Securities Exchange Act of 1934. Except as noted in the supplemental discussions on pages 5, 7 and 8, this discussion & analysis would not contain material differences if based on financial information prepared in accordance with Canadian GAAP. Capital ratios are computed based on Canadian GAAP information.

Overview

Our third quarter results were impacted by a number of factors. Revenues were negatively influenced by low interest rates and competitive pricing pressures, which continue to compress deposit spreads, and by the appreciation of the Canadian dollar relative to the U.S. dollar compared to a year ago, albeit to a lesser extent than in previous quarters. However, we continued to deliver solid loan and deposit growth as the result of ongoing marketing initiatives and product and service launches. On the expense side, we experienced higher benefit costs (largely relating to pension and post-retirement benefits due to the amortization of prior years’ actuarial losses resulting from lower asset returns and a lower discount rate used to value liabilities). Since the first quarter of 2004, however, pension and post-retirement costs have been largely unchanged and are expected to remain at a similar level in the fourth quarter. Further improvement in the credit environment and successful collection efforts resulted in lower nonaccrual loans and a lower provision for credit losses in the quarter.

Summary data

	Q3/04 vs Q3/03			For the three months ended
				July 31	July 31
(C$ millions, except per share data and percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$103		2%	$4,405	$4,302
Non-interest expense	$139		5%	$2,720	$2,581
Provision for (recovery of) credit losses
Allocated specific provision for credit losses	$(42)		(25)%	$125	$167
General provision for credit losses	—		—	—	—
Earnings per share (EPS) – diluted	$.01		1%	$1.15	$1.14
Net income	$(8)		(1)%	$768	$776
Return on equity (ROE)	(60	)bp		16.8%	17.4%
Business segment net income:
RBC Banking	$(24)		(6)%	$390	$414
RBC Investments	—		—	$113	$113
RBC Insurance	$18		32%	$75	$57
RBC Capital Markets	$18		12%	$165	$147
RBC Global Services	$11		22%	$60	$49
Other	(31)		n.m.	$(35)	$(4)

n.m. – not meaningful

Net income was $768 million, down $8 million or 1% from a year ago. Diluted earnings per share (EPS) were $1.15, up $.01 or 1%. Return on equity (ROE) was 16.8% compared to 17.4% a year ago.

     A reduction in the average number of common shares used in the EPS calculation added $.03 to diluted EPS. This was as a result of repurchases exceeding issuances by 10 million shares in the past year and a deduction from common shares of Treasury stock as discussed on page 11.

     A 2% appreciation of the Canadian dollar relative to the U.S. dollar (to an average of US$.745 from an average of US$.728 in the third quarter of 2003) reduced the translated value of U.S. dollar-denominated net income by approximately $3 million, revenues by $35 million and non-interest expense by $25 million. The movement of the Canadian dollar relative to major currencies other than the U.S. dollar had a minimal impact on the change in our earnings this quarter compared to a year ago.

     Total revenues were up $103 million or 2% from a year ago. Revenues benefited from the acquisition this quarter of the Canadian operations of Provident Life and Accident Insurance Company (Unum Provident), strong growth in loans and deposits, and higher revenues from mutual funds and from Global Services, which more than offset the impact of deposit spread compression.

     Non-interest expense increased $139 million or 5% from last year’s third quarter, largely reflecting higher benefit costs, increased occupancy costs and the acquisition of Unum Provident.

     The provision for credit losses was $125 million, down from $167 million in the third quarter of 2003, due to fewer new problem loans and the reversal of specific allowances, reflecting the favourable resolution of a number of earlier problem loans.

     Compared to the second quarter of 2004, net income was down $6 million or 1%, and diluted EPS were down $.01 or 1%, as lower capital markets-related revenues (trading, brokerage

Third Quarter 2004 Report – Royal Bank of Canada 04

commissions, underwriting and other advisory fees and investment management and custodial fees) and lower mortgage banking revenues more than offset the benefits of higher insurance revenues and loan and deposit volumes as well as a lower provision for credit losses.

     Nine-month net income was $2,335 million, up $103 million or 5% from the first nine months of 2003, and nine-month diluted EPS were $3.49, up $.26 or 8%, despite a $43 million or $.07 per share decline in the translated value of U.S. dollar-denominated earnings due to the strengthening of the Canadian dollar relative to the U.S. dollar. The increase in earnings reflected a lower provision for credit losses and lower income taxes as well as higher revenues, which together more than offset higher expenses that included the Cooperatieve Centrale Raiffeisen-Boerenleenbank (Rabobank) settlement costs in the first quarter.

     At July 31, 2004, the Tier 1 capital ratio was 9.1% and the Total capital ratio was 12.7%, compared to 9.6% and 12.7%, respectively, one year ago, and well above our medium-term goals of 8-8.5% and 11-12%, respectively.

Supplemental discussion – Canadian GAAP

Third quarter net income was $746 million, down $37 million or 5% from a year ago, and diluted EPS were $1.12, down $.04 or 3%.

     Nine-month net income was $2,299 million, up $40 million or 2% from the first nine months of 2003, and nine-month diluted earnings per share were $3.45, up $.17 or 5%.

Results by geographic segment

As shown in the table on pages 22 and 23 (page 32 for Canadian GAAP), third quarter net income from Canadian operations was $534 million, up $17 million or 3% from a year ago as higher revenues, a lower provision for credit losses and lower income taxes more than offset higher non-interest expenses.

     Net income from U.S. operations was $78 million, down $13 million from a year ago, largely reflecting lower mortgage origination volumes.

     Other international net income was $156 million, down $12 million, reflecting lower equity derivatives trading revenues and costs relating to the relocation of RBC Capital Markets’ London office.

Results by business segment

Financial results for the business segments for the current quarter, previous quarter and same quarter a year ago are shown on page 23 (page 32 for Canadian GAAP).

     GAAP does not prescribe a method for allocating equity to business segments. For management and reporting purposes, we attribute common equity to our business segments (including the Other segment) based on methodologies designed to measure the equity capital necessary to underpin the risks of the businesses in each segment, as discussed on page 54 of our 2003 Annual Report. Common equity in excess of that required to support the risks in our five business segments is allocated to the Other segment. The capital attribution methodologies involve judgment by management, are revised from time to time with changes applied prospectively and affect other measures such as business segment ROE.

     Average common equity attributed to RBC Banking and RBC Capital Markets was lower than a year ago. These decreases were largely the result of lower credit risk, partially offset by an increase in equity attributed to RBC Capital Markets for higher market risk. Average common equity attributed to RBC Investments was higher than a year ago due mainly to an increase in equity attributed for market risk and to the acquisition of William R. Hough & Co. on February 27, 2004. Average common equity attributed to RBC Insurance was higher, largely due to the acquisition of Unum Provident on May 1, 2004.

RBC Banking

	Q3/04 vs Q3/03			For the three months ended
				July 31	July 31
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$(27)		(1)%	$1,933	$1,960
Non-interest expense	$57		5%	$1,220	$1,163
Provision for credit losses	$(7)		(5)%	$128	$135
Net income	$(24)		(6)%	$390	$414
ROE	(80	)bp		21.8%	22.6%
Average common equity	$(200)		(3)%	$7,050	$7,250

Net income from RBC Banking declined $24 million or 6% from a year ago. Earnings in Canada decreased $3 million or 1%, as modest revenue growth, lower provisions for credit losses and the impact of a lower effective income tax rate were more than offset by expense growth. The U.S. operations recorded net income of $17 million for the quarter compared to earnings of $41 million a year ago. RBC Mortgage had a decline in origination volumes and margins, as well as a revenue deferral of $9 million pre-tax from

Third Quarter 2004 Report – Royal Bank of Canada 05

implementation of SEC Staff Accounting Bulletin No. 105, which requires deferral of revenues on mortgage servicing rights. Mortgage origination volumes declined from an exceptionally high level a year ago when low interest rates drove a mortgage refinance boom.

     Revenues decreased $27 million or 1% from last year, including an $8 million reduction due to the stronger Canadian dollar. Revenues in Canada rose $8 million, as strong growth in loan and deposit balances and higher fee income were largely offset by spread compression on deposits. Revenues in the U.S. were down $37 million or 12% from a year ago due to the factors affecting RBC Mortgage noted above. However, RBC Centura’s revenues improved 1% (3% on a U.S. dollar basis) with strong loan and deposit growth largely offset by lower returns in its investment portfolio (primarily as proceeds of maturing instruments were re-invested in higher-quality lower-yielding instruments in prior periods.)

     Non-interest expense increased $57 million or 5% from a year ago. In Canada, expenses grew $50 million or 6% largely reflecting higher benefit and other compensation costs, while U.S. expenses increased $8 million or 3%.

     ROE declined to 21.8% from 22.6% a year ago, due to lower earnings this quarter, which more than offset the effect of lower average common equity attributed to RBC Banking.

     U.S. net income of $17 million improved from a net loss of $17 million in the second quarter of 2004, which had included an $18 million net loss relating to certain mortgage loans that are believed to have been fraudulently originated. RBC Centura’s revenue increased $32 million over last quarter, reflecting net interest income growth in loans and deposits, and securities gains this quarter. However, revenues at RBC Mortgage declined by $21 million, reflecting lower margins and the previously mentioned $9 million impact of SEC Staff Accounting Bulletin No. 105. This was despite a 6% increase in mortgage origination volumes over the second quarter of this year.

     Nine-month net income was $1,163 million, down $12 million or 1% from the same period a year ago. Earnings in Canada increased $126 million as a result of strong loan and deposit growth, a $49 million after-tax reversal of the general allowance in the first quarter of this year and lower income taxes, partially offset by a narrower net interest margin and higher compensation costs. Earnings in the U.S. declined $134 million, reflecting lower returns in RBC Centura’s investment portfolio and lower earnings at RBC Mortgage.

RBC Investments

	Q3/04 vs Q3/03			For the three months ended
				July 31	July 31
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$21		2%	$925	$904
Non-interest expense	$22		3%	$755	$733
Net income	—		—	$113	$113
ROE	(70	)bp		16.0%	16.7%
Average common equity	$100		4%	$2,750	$2,650

Net income was unchanged from a year ago, as higher revenues were offset by higher non-interest expenses.

     Net income from U.S. operations was $31 million, also unchanged from a year ago.

     RBC Investments’ total revenues increased by $21 million or 2% from a year ago, despite a $12 million reduction due to the stronger Canadian dollar. The increase was due to higher revenues from Canadian mutual fund assets which increased by $6.0 billion or 17% to $41.0 billion at July 31, 2004, growth in brokerage fee based assets and associated revenues as well as strong fixed income revenue in the U.S., partly offset by a decline in commission-based trading volumes in our brokerage businesses. Canadian mutual fund assets were favourably affected by net sales of $3 billion and capital appreciation of $3 billion. Client assets in the Canadian full-service brokerage business were up 11% to $111 billion, and in the U.S. brokerage business were up 12% to US$107 billion.

     Non-interest expense growth of $22 million largely reflected increased human resource costs (including variable compensation related to revenue generation and benefit costs), partly offset by a $4 million decline in retention compensation costs. The stronger Canadian dollar reduced non-interest expense by $10 million.

     ROE decreased to 16.0% from 16.7% a year ago due to higher average common equity attributed to this segment, as discussed on page 5.

     Nine-month net income increased by 37% from the same period a year ago to $393 million, due to stronger performance in the U.S. and Canadian brokerage businesses and the Canadian asset management operations. Net income from U.S. operations was up $41 million (US$33 million) to $94 million (US$71 million), largely due to strong performance in the U.S. brokerage and fixed income businesses.

     Third Quarter 2004 Report – Royal Bank of Canada 06

RBC Insurance

	Q3/04 vs Q3/03			For the three months ended
				July 31	July 31
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Net earned premiums	$102		27%	$474	$372
Investment income	$8		8%	112	$104
Fee income	$17		59%	46	$29

Total revenues – Insurance premiums, investment and fee income	$127		25%	$632	$505

Policyholder benefits and claims	$80		29%	$360	$280
Policy acquisition expense	$7		13%	62	$55

Insurance policyholder benefits, claims and acquisition expense	$87		26%	$422	$335

Non-interest expense	$11		9%	$128	$117
Net income	$18		32%	$75	$57
ROE	90	bp		25.3%	24.4%
Premiums & deposits	$178		32%	$734	$556
Average common equity	$250		28%	$1,150	$900

Net income was up $18 million or 32% from a year ago, reflecting a $13 million earnings contribution from the May 1, 2004 acquisition of Unum Provident, together with stronger contributions from the home & auto and reinsurance businesses. U.S. operations contributed $4 million (US$3 million) to net income compared to nil a year ago. As of August 1, 2004 the acquired business of Unum Provident (which consists predominantly of living benefits products for individuals and groups) has been integrated with the existing Canadian life business, and its results will not be separately disclosed in the future.

     The 2003 results included a significant block of reinsurance business that was not renewed in 2004. This block of business contributed $41 million to total revenue, $39 million to policyholder benefits, claims and acquisition expenses and $2 million to net income in the third quarter of 2003.

     Insurance premiums, investment and fee income was up $127 million or 25% from a year ago, reflecting $144 million of revenue from Unum Provident, and growth in predominantly the home & auto and reinsurance businesses, which more than offset the effect of the above-mentioned non-renewed block of reinsurance business. Similarly, policyholder benefits, claims and acquisition expense increased $87 million or 26% from a year ago, reflecting $112 million of such expense from Unum Provident and expenses a year ago relating to the non-renewed block of reinsurance business.

     Non-interest expense increased $11 million or 9% from a year ago when $8 million of integration costs associated with the acquisition of Business Men’s Assurance Company of America (BMA) was recorded. The increase reflects $14 million of expenses from Unum Provident and higher volumes in the home & auto business.

     ROE increased to 25.3% from 24.4% a year ago due to higher earnings. The increase occurred despite an increase in average common equity attributed to this segment for the reasons discussed on page 5.

     Nine-month net income was $201 million, up $34 million or 20% from the same period a year ago due to stronger contribution from the home & auto and reinsurance businesses as well as the acquisition of Unum Provident.

Supplemental discussion – Canadian GAAP

Net income was $75 million, up $19 million or 34% from a year ago, primarily due to the contribution from Unum Provident, continued growth from the reinsurance business and stronger contributions from the home & auto and U.S. divisions.

     Total revenue was $792 million, up $197 million or 33% from a year ago, reflecting $144 million of revenue from Unum Provident and growth from the acquisition of BMA.

     Policyholder benefits, claims and acquisition expense was $575 million, up $151 million or 36% from a year ago, reflecting $112 million from the addition of Unum Provident.

     Under Canadian GAAP, universal life and annuity product sales are recorded as revenue with a corresponding increase in policyholder, benefits and claims.

     Nine-month net income was $189 million, up $31 million or 20% from the same period a year ago, for the reasons noted above.

RBC Capital Markets

	Q3/04 vs Q3/03			For the three months ended
				July 31	July 31
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$(7)		(1)%	$681	$688
Non-interest expense	$43		10%	$463	$420
Provision for credit losses	$(36)		(92)%	$3	$39
Net income	$18		12%	$165	$147
ROE	210	bp		18.0%	15.9%
Average common equity	$(50)		(1)%	$3,600	$3,650

Net income increased by $18 million or 12% from a year ago. U.S. operations recorded net income of $38 million compared to $19 million a year ago, due to higher revenues in equity derivatives trading, alternative assets and structured credit businesses (including securitization and debt asset management), lower variable compensation costs and growth in businesses with lower effective tax rates.

Third Quarter 2004 Report – Royal Bank of Canada 07

     Total revenues decreased by $7 million or 1% due to a stronger Canadian dollar. Revenues declined in the investment banking and equity sales and trading businesses as a result of lower equity underwriting revenues and lower trading revenues offset by revenues relating to Variable Interest Entities (VIEs) (primarily certain multi-seller conduits) which required consolidation under FIN 46R effective the first quarter of this year.

     The provision for credit losses decreased by $36 million, primarily due to better credit conditions and higher recoveries of credit losses.

     Non-interest expense increased by $43 million or 10% from a year ago, largely due to expenses of VIEs (primarily certain multi-seller conduits) which required consolidation under FIN 46R and costs relating to the relocation of RBC Capital Markets’ London office. The stronger Canadian dollar reduced expenses by $4 million.

     The consolidation of VIEs added $13 million to revenues and $15 million to non-interest expense, with the net impact of $2 million attributable to minority interest.

     ROE increased to 18.0% from 15.9% a year ago, reflecting higher earnings and a $50 million reduction in average common equity attributed to this segment for the reasons described on page 5.

     Nine-month net income was $494 million, up $134 million or 37% from the same period a year ago, despite a $74 million reduction in net income in the first quarter of this year as a result of the settlement of the Rabobank dispute. The earnings increase reflected good performance in investment banking and related activities, including debt and equity underwriting, in the first half of this year and a decline in the provision for credit losses.

Supplemental discussion – Canadian GAAP

Net income was $145 million, up $3 million from a year ago.

     Revenues were $637 million, down $49 million.

     Non-interest expense was $448 million, up $28 million.

     The differences in results reported under the two GAAPs were largely due to the impacts of AcG13 (which does not permit separate recognition of certain embedded derivatives at fair value) and the consolidation of VIEs (primarily certain multi-seller conduits) which require consolidation under FIN 46R, as noted above, but not under Canadian GAAP.

RBC Global Services

	Q3/04 vs Q3/03		For the three months ended
			July 31	July 31
(C$ millions, except percentage amounts)	Increase (decrease)		2004	2003
Total revenues	$21	10%	$239	$218
Non-interest expense	$8	5%	$157	$149
Provision for credit losses	–	–	–	–
Net income	$11	22%	$60	$49
ROE	610 bp		36.5%	30.4%
Average common equity	–	–	$650	$650

Net income increased $11 million or 22% over the same period last year as revenues grew significantly more than costs.

     Revenues were up $21 million or 10%, largely reflecting higher transaction volumes. Approximately half of the increase in revenues was in the custody business and the remainder in the cash management business and the merchant card processing joint venture (Moneris Solutions).

     Non-interest expense was up $8 million or 5%, reflecting higher benefit costs and additional expenses associated with increased business volumes.

     ROE increased to 36.5% from 30.4% a year ago, due to higher earnings.

     Nine-month net income was up $39 million or 29%, reflecting strong revenue growth, good cost management and a $14 million ($9 million after-tax) reversal of the general allowance for credit losses in the first quarter.

Other

	Q3/04 vs Q3/03			For the three months ended
				July 31	July 31
(C$ millions, except percentage amounts)	Increase (decrease)			2004	2003
Total revenues	$(32)		n.m.	$(5)	$27
Non-interest expense	$(2)		n.m.	$(3)	$(1)
Net income	$(31)		n.m.	$(35)	$(4)
ROE	(430	)bps	n.m.	(5.1)%	(0.8)%
Average common equity	$350		15%	$2,700	$2,350

n.m. – not meaningful

The Other segment, which mainly comprises Corporate Treasury, Corporate Resources and Information Technology, recorded a net loss of $35 million in the third quarter compared to a net loss of $4 million a year ago. This quarters’ loss includes mark-to-market losses on derivatives of $13 million after-tax relating to certain economic hedges attributable to RBC Mortgage as well as costs of $9 million after-tax relating to a processing disruption. The processing disruption, which occurred during a programming update

Third Quarter 2004 Report – Royal Bank of Canada 08

to one of our computer systems, impacted our ability to promptly reflect some transactions in client account balances and affected most of our business segments.

     The nine-month net loss was $89 million. The loss largely reflects the above-mentioned third quarter items as well as those reported in the first two quarters of 2004: a $17 million after-tax charge for equity losses on certain limited partnership investments, a $16 million after-tax charge for the cumulative cost of issuing certain debt instruments, which we had previously deferred and amortized; and a consolidation adjustment of $11 million after-tax to partially offset the gain recorded by RBC Centura on the sale of its merchant acquiring card portfolio to Moneris Solutions, Inc., in light of our 50% ownership interest in the Moneris joint venture.

Financial priority: Revenue growth and diversification

Revenues

	Q3/04 vs Q3/03		For the three months ended
			July 31	July 31
(C$ millions, except percentage amounts)	Increase (decrease)		2004	2003
Net interest income	$73	4%	$1,717	$1,644
Non-interest income	$30	1%	$2,688	$2,658
Total revenues	$103	2%	$4,405	$4,302

Total revenues were up $103 million or 2% from a year ago. Revenues benefited from the acquisition this quarter of Unum Provident, strong growth in loans and deposits, and higher revenues from mutual funds and from Global Services, which together more than offset the impact of deposit spread compression.

     Nine-month revenues were up $254 million or 2% from the same period a year ago, despite a $405 million reduction due to the strengthening of the Canadian dollar. The increase reflected higher capital markets-related revenues other than trading (underwriting and other advisory fees, brokerage commissions, mutual fund revenues, investment management and custodial fees) and higher insurance and foreign exchange revenues, which more than offset lower trading and mortgage banking revenues.

Net interest income

Net interest income was up $73 million or 4% from a year ago, notwithstanding a $4 million decline due to the strengthening of the Canadian dollar. Trading revenues included in net interest income were up $66 million, primarily reflecting returns earned on global equity derivatives trading strategies during the quarter.

     The net interest margin (net interest income as a percentage of average assets) declined to 1.48% from 1.62% a year ago due to spread compression on domestic deposits resulting from lower interest rates and competitive pricing pressures, as well as lower returns from RBC Centura’s investment portfolio.

     Nine-month net interest income was down $27 million from the same period a year ago, and nine-month net interest margin was 1.47%, down from 1.67% in the first nine months of 2003, reflecting the factors described above.

Non-interest income

Non-interest income was up $30 million or 1% from the third quarter of 2003, despite a $31 million reduction due to the appreciation of the Canadian dollar relative to the U.S. dollar.

     Insurance premiums, investment and fee income were up $127 million or 25% for the reasons described on page 7; other non-interest income was up $89 million or 83%, reflecting mark-to-market gains on derivatives; mutual fund revenues were up $48 million or 29%, reflecting higher net sales and appreciation in the value of mutual funds; gain(loss) on sale of securities was up $42 million, reflecting gains on securities held for investments; investment management and custodial fees were up $20 million or 7%, largely reflecting increased fees from market appreciation of equities and higher volumes.

     Trading revenues were down $188 million or 35% reflecting lower returns in the fixed income and equity businesses (although including trading revenues of $71 million in net interest income, total trading revenues were down $122 million or 23%). Mortgage banking revenues (which relate to mortgages originated in the U.S. by RBC Centura and RBC Mortgage) were down $66 million, reflecting lower mortgage origination volumes and margins, deferral of $9 million of revenues as discussed on page 5 and a $22 million ($13 million after-tax) mark-to-market loss on derivatives recorded in the Other segment.

     Nine-month non-interest income was up $281 million or 4% from the same period a year ago, for the reasons mentioned in the nine-month revenue discussion above.

Third Quarter 2004 Report – Royal Bank of Canada 09

Financial priority: Cost control

Non-interest expense

Non-interest expense increased $139 million or 5% from last year’s third quarter, reflecting higher benefit costs (largely relating to pension and post-retirement benefits), higher occupancy costs and the acquisition of Unum Provident. The increase in pension and post-retirement benefit costs was mostly due to the amortization of prior years’ actuarial losses resulting from lower asset returns and a lower discount rate used to value liabilities. Since the first quarter of 2004, however, pension and post-retirement cost have been largely unchanged and are expected to remain at a similar level in the fourth quarter.

     The appreciation of the Canadian dollar relative to the U.S. dollar from the third quarter of 2003 reduced non-interest expense by $25 million.

     Nine-month non-interest expense was up $576 million or 8%, largely due to the reasons described above and costs associated with settling the dispute with Rabobank in the first quarter.

Financial priority: Strong credit quality

Nonaccrual loans

Nonaccrual loans were $1.4 billion at July 31, 2004, down $216 million from the end of the second quarter of 2004 and down $477 million from a year ago. As shown in the table at the top of page 24, nonaccrual business and government loans were down $177 million from last quarter. This was largely due to successful collection efforts, resulting in a number of problem accounts being repaid, restructured or sold and a general improvement in the credit environment, resulting in fewer new problem loans. As a percentage of total loans and acceptances, nonaccrual loans were .71%, compared to .83% in the second quarter and 1.07% a year ago.

Provision for (recovery of) credit losses

	For the three months ended
	July 31	April 30	July 31
(C$ millions, except percentage amounts)	2004	2004	2003
U.S. GAAP
Allocated specific provision	$125	$153	$167
Allocated general provision	18	(24)	(5)

Total allocated provision	$143	$129	$162
Unallocated (general) provision	(18)	24	5

Total provision for (recovery of) credit losses	$125	$153	$167

Ratios (U.S. GAAP basis)
Average loans, acceptances and reverse repurchase agreements	$240,071	$229,320	$216,678
Allocated specific provision for credit losses as a percentage of average loans, acceptances and reverse repurchase agreements	0.21%	0.27%	0.31%

Canadian GAAP
Specific provisions	$125	$149	$170

General provision
Allocated	$18	$(24)	(5)
Unallocated	(18)	24	5

Total general provision	—	—	—

Total provision for (recovery of) credit losses	$125	$149	$170

As shown in the table above, the total provision for credit losses (consisting entirely of allocated specific provisions) was $125 million in the third quarter of 2004 compared to $153 million last quarter and $167 million a year ago. The decline compared to a year ago was due to fewer new problem loans and the reversal of specific allowances reflecting the favourable resolution of a number of earlier problem loans.

     Allocated specific provisions as a percentage of average loans, acceptances and reverse repurchase agreements were .21% this quarter compared to .27% in the second quarter and .31% a year ago.

     During the quarter, net charge-offs (charge-offs, net of recoveries) were $183 million or .36% of average loans and acceptances, versus $275 million or .58% in the second quarter of this year and $227 million or .52% a year ago. The decrease over a year ago was largely due to lower charge-offs experienced in the business and government portfolio.

     For the nine months to date, the allocated specific provisions for credit losses were $400 million or .23% of average loans, acceptances and reverse repurchase agreements.

     The general allowance at July 31, 2004 was $1,264 million and the allocated specific allowance was $602 million, resulting in a total allowance for credit losses of $1,866 million, down from $2,265 million a year ago. The decline was largely due to a reduction in the allocated specific allowance for business and government loans (as the result of fewer new impaired loans and the resolution of loans previously classified as impaired, through charge-offs and reversals) and the reversal of $150 million of the general allowance in the first quarter of 2004.

Third Quarter 2004 Report – Royal Bank of Canada 10

Financial priority: Balance sheet and capital management

Assets

Since January 31, 2004, we have included in our Consolidated balance sheet assets owned by certain multi-seller conduits that we administer. This inclusion is in accordance with FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46R). As at July 31, 2004, these assets largely comprised business and government loans of $3.8 billion, personal loans of $3.1 billion and credit card loans of $.9 billion. We are currently in the process of restructuring these programs, which may result in us not having to include their assets in our balance sheet in future periods. We have excluded these assets from the following discussion, so as not to overstate growth in these loan categories over prior periods.

     Total assets were $445.7 billion at July 31, 2004, up $36.3 billion or 9% from July 31, 2003, and remained relatively unchanged from April 30, 2004.

     Compared to July 31, 2003, securities were up $14.6 billion or 13% due to an increase in trading account securities and available for sale securities, largely as a result of increased levels of business. Loans (before allowance for loan losses) were up $14.8 billion, reflecting a lower interest rate environment. Business and government loans were up $4.7 billion (after the securitization of $.2 billion of commercial mortgages during the 12 months ended July 31, 2004), largely due to growth in securities borrowing activity, while residential mortgages were up $5.0 billion (after the securitization of $4.8 billion of residential mortgages during the 12 months ended July 31, 2004), personal loans were up $4.4 billion and credit card balances were up $.7 billion (after securitization of $1.0 billion of credit card receivables during the 12 months ended July 31, 2004). Other assets were up $10.0 billion, largely driven by an increase in non-cash collateral received in connection with securities lending activities and an increase in receivables from brokers and dealers, which is due both to an increase in business activity and refinements we have made to the process utilized for the determination of trade date security information.

     The appreciation of the Canadian dollar relative to the U.S. dollar during the one-year period ended July 31, 2004, reduced the translated value of U.S. dollar-denominated securities and loans by approximately $3 billion and $2 billion, respectively.

     Compared to April 30, 2004, loans (before allowance for loan losses) were up $3.4 billion. Residential mortgages were up $2.0 billion (after the securitization of $1.1 billion of residential mortgages during the quarter), personal loans were up $1.3 billion, credit card balances up $.4 billion and business and government loans were down $.3 billion (after the securitization of $.1 billion of commercial mortgages). Other assets were down $3.7 billion, largely due to a decline in derivative-related amounts. Securities were down $4.3 billion or 3%, largely due to a decrease in trading securities.

Deposits

Total deposits were $278.1 billion, up $20.4 billion or 8% from July 31, 2003 and up $6.2 billion or 2% from April 30, 2004. Interest-bearing deposits were up $15.5 billion or 7% from July 31, 2003 and up $3.9 billion or 2% from April 30, 2004, while non-interest-bearing deposits increased by $4.9 billion or 18% from July 31, 2003 and by $2.3 billion or 8% from April 30, 2004.

     The appreciation of the Canadian dollar relative to the U.S. dollar during the one-year period ended July 31, 2004, reduced the translated value of U.S. dollar-denominated deposits by approximately $5 billion.

Capital

Treasury stock

Commencing the first quarter of this year, Royal Bank of Canada shares acquired and held by certain employee compensation vehicles and other subsidiaries for reasons other than cancellation (Treasury Stock) have been recognized as a reduction of shareholders’ equity, which has reduced our Tier 1 Capital.

Capital management

As outlined on pages 59 and 60 of our 2003 Annual Report, our primary capital management objective is to balance the desire to maintain strong capital ratios and high debt ratings with the need to provide competitive returns to shareholders. We are committed to maintaining strong capital ratios through internal capital generation, the issuance of capital instruments when appropriate and controlled asset growth.

     Capital strength for Canadian banks is defined according to guidelines issued by the Superintendent of Financial Institutions Canada (OSFI). At July 31, 2004, our Tier 1 capital ratio was 9.1% and Total capital ratio was 12.7%, compared to 9.6% and 12.7%, respectively, a year ago. Both ratios were above our medium-term (3–5 year) capital goals of 8–8.5% for Tier 1 capital and 11–12% for Total capital. The 50 basis point decline in our Tier 1 capital ratio from a year ago was primarily due to a $13 billion increase in risk-adjusted assets to $183 billion at July 31, 2004 and the deduction of treasury stock mentioned above. Our assets-to-capital multiple remains below the maximum permitted by OSFI.

Capital management activity

On June 11, 2004, and July 7, 2004, we redeemed $350 million and $175 million, respectively, of subordinated debentures.

     On June 18, 2004, we issued $600 million in subordinated debentures that qualify as Tier 2 capital of the bank for regulatory purposes.

     The third quarter saw the expiry of a normal course issuer bid (NCIB) on June 23, 2004 and the renewal of the NCIB on June 24, 2004, both on the Toronto Stock Exchange. The renewal allows for the repurchase for cancellation of up to 25 million shares over the course of one year, of which 1.7 million shares were repurchased in the third quarter. In total, we repurchased 4.6 million common shares in the quarter for $273 million at an average price of $59.68 per share. Under the NCIB that expired on June 23, 2004, we repurchased over a one-year period 14.1 million common shares in total for $854 million at an average price of $60.60 per share.

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Risk management

Liquidity risk

Our liquidity management objective is to ensure that we have the ability to generate or obtain sufficient cash or its equivalents in a timely and cost-effective manner to meet our commitments as they become due. Two key elements of our liquidity management framework are policies for minimum levels of unencumbered liquid assets and limits on maximum net fund outflows over specified time periods. As at July 31, 2004, we were in compliance with these policies. These and other elements of the liquidity management framework are discussed in more detail on pages 57, 62 and 63 of our 2003 Annual Report and have not materially changed since the 2003 Annual Report.

     We use liquid assets and reverse repurchase agreements in managing our short-term liquidity. At July 31, 2004, our liquid assets and assets purchased under reverse repurchase agreements totalled $195 billion or 43% of total assets, up from $176 billion or 43% of total assets at July 31, 2003 and relatively unchanged from $195 billion or 42% of total assets at April 30, 2004. For the three months ended July 31, 2004, our average liquid assets and average assets purchased under reverse repurchase agreements totalled $196 billion or 42% of total average assets, as compared to $168 billion or 42% a year ago and $191 billion or 42% last quarter. At July 31, 2004, securities and collateral of $66 billion were pledged or sold under repurchase agreements or obligations related to securities sold short. This is up from $53 billion at July 31, 2003 and up from $64 billion at April 30, 2004.

Market risk measures – trading activities

As outlined on pages 55 and 56 of our 2003 Annual Report, we have established risk management policies and limits for our trading activities that allow us to monitor and control the exposure to market risk resulting from these activities. These policies have not changed materially since the 2003 Annual Report. The market risk associated with trading activities is managed through a Value-At-Risk (VAR) methodology as well as other supplementary measures as described in the 2003 Annual Report.

     The table below shows the quarter-end, high, average and low VAR by major risk category for our combined trading activities for the quarters ended July 31, 2004, and July 31, 2003. Global VAR in the third quarter of 2004 was higher than the same period a year ago. This increase is mainly due to higher equity trading inventory arising from equity underwriting activity. The graphs below show the daily net trading revenue compared to the global trading VAR amounts and a histogram of daily net trading revenue for the quarter ended July 31, 2004. During the third quarter, there were three days with net trading losses.

Trading activities (1)

	For the three months ended July 31, 2004				For the three months ended July 31, 2003
(C$ millions)	Quarter-end	High	Average	Low	Quarter-end	High	Average	Low
Global VAR by major risk category
Equity	$17	$20	$8	$5	$5	$11	$6	$4
Foreign exchange and commodity	2	5	2	1	2	6	2	1
Interest rate general market risk	12	14	10	8	9	12	9	7
Interest rate specific risk (2)	1	2	2	1	–	–	–	–
Global VAR (3)	$19	$25	$14	$10	$10	$14	$11	$8

(1)	Amounts are presented on a pre-tax basis and represent one-day VAR at a 99% confidence level.

(2)	Prior to Q3/04, interest rate general market risk and specific risk were reported in aggregate as interest rate risk.

(3)	Global VAR reflects the correlation effect from each of the risk categories through diversification.

Third Quarter 2004 Report – Royal Bank of Canada 12

Caution regarding forward-looking statements

From time to time, we make written and oral forward-looking statements within the meaning of certain securities laws, including in this interim report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders and in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2004, and the medium and long terms, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and words and expressions of similar import are intended to identify forward-looking statements.

     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which we conduct operations; the strength of the United States economy and the economies of other nations in which we conduct significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; judicial decisions; the effects of competition in the markets in which we operate; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services in receptive markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; our ability to complete strategic acquisitions and to integrate acquisitions; judicial or regulatory proceedings; changes in consumer spending and saving habits; the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism; and our anticipation of and success in managing the risks implicated by the foregoing.

     We caution that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Information contained in or otherwise accessible through the websites mentioned in this interim report does not form a part of this interim report. All references in this interim report to websites are inactive textual references and are for your information only.

Business highlights

Key third quarter 2004 developments in each of our business segments are discussed below.

RBC Banking

Electronic banking leadership: During the quarter, RBC Royal Bank became the first major Canadian bank to provide clients direct online access to digital images of paper-based transaction supporting documents such as personal and business cheques, business deposits and personal credit line transactions. This new capability allows online banking clients to view and print images of these documents, immediately eliminating long waiting times for document tracing requests. RBC first introduced online banking in 1996 and today has over 3 million online clients in Canada, a 13% increase over a year ago.

Strong commercial mortgage growth: Many business owners are taking advantage of today’s lower interest rates to acquire or refinance the facilities housing their operations. This trend has led to strong growth in commercial mortgage volumes across Canada with over $1 billion in new commercial mortgages originated in the first nine months of 2004 (through July 31, 2004).

Tailoring solutions for high-growth manufacturers: A concerted focus on tailoring solutions for specific high-growth sub-segments is well underway, one of them being high-growth manufacturers. Over the past year, RBC Royal Bank has trained and placed account manager manufacturing specialists in certain markets to focus on the unique needs of these business clients. “Top box” Client Loyalty scores (as measured by the likelihood to recommend RBC) of clients managed by these specialists are 25% higher than the overall segment.

RBC Investments

Business wins:

•	In May, RBC Global Private Banking was awarded the custodial, corporate trustee, fund accounting, record keeping, banking and management company services for the hedge fund component of the UK’s largest pension plan. The hedge fund component is scheduled to be launched on September 1, 2004 with an initial £250 million (and another £250 million within 12 months).

•	In June, RBC Dain Rauscher entered into an agreement with Wells Fargo to transition their correspondent clearing relationships to RBC Dain Rauscher Correspondent Services. This agreement is expected to add approximately 20 to 30 new correspondent relationships, resulting in a 21% increase in the total number of correspondents and RBC Dain Rauscher Correspondent Services ranking as the fifth largest clearing firm in the U.S.

Strong long-term mutual fund sales continue: RBC Asset Management ranked first in Canada in long-term mutual fund net sales among the major fund companies over the 3- and 12- month periods ended July 31, 2004. In the third quarter, long-term net

Third Quarter 2004 Report – Royal Bank of Canada 13

sales led the industry at $457 million, the strongest quarter for RBC Asset Management since 1997. Sales success continues beyond RBC Royal Bank branches, with year-to-date net sales of long-term funds in the Canadian brokerage channel (RBC Dominion Securities, RBC Action Direct and independent brokers and financial planners) more than three times the full year 2003 results. Over the 3- and 12- month periods ended July 31, 2004, RBC Asset Management’s overall net sales, including money market, ranked fifth and first, respectively.

RBC Insurance

New product launches to provide more options to satisfy insurance needs of U.S. clients.

•	RBC LevelTERM (which replaces RBC DirectTERM) has four available term periods and continues to offer extremely competitive rates for tobacco users.

•	Clarity 2+2 VA is a versatile retirement planning vehicle that combines the tax benefits of variable annuities with features designed to satisfy short- and long-term financial needs.

RBC Insurance U.S. travel insurance products added to Amadeus and Worldspan global distribution systems: RBC Insurance signed agreements with Amadeus Travel Assistance (the leading global travel distribution system and technology provider) and Worldspan (a leading provider of travel technology services to travel suppliers, travel agencies, e-commerce sites and corporations worldwide) to add its U.S. travel insurance products to their systems. Through these agreements, RBC Insurance travel insurance products and services are now available to U.S. travel agents through all major global distribution systems.

RBC Insurance chosen as the 2004 travel agents’ choice for favourite travel insurance company: In July, RBC Insurance was selected as the 2004 choice for Favourite Travel Insurance Company in the Canadian Travel Press/Travel Courier Agents’ Choice Awards. The annual program, which is promoted through the Baxter Publishing Group, surveys travel agents to provide their top picks in a variety of categories, including favourite tour operator, favourite cruise line and favourite hotel brand. This is the third year that a travel insurance category was included and RBC Insurance has won every year.

RBC Capital Markets

RBC tops Canadian underwriting league tables: At the end of July 2004, RBC Capital Markets led the equity underwriting league tables in Canada with 42 deals totalling $4.6 billion since January 1, 2004.

New business:

•	RBC closed and is acting as collateral manager for Hudson Straits Collateralized Loan Obligation 2004, Ltd., a US$435 million collateralized loan obligation. The funds will be used to invest in leveraged loans and mezzanine debt, with a focus on middle market companies in the U.S. In addition to upfront fees earned on this offering, RBC will earn ongoing fund management fees over the next 12 years.

•	RBC Capital Markets acted as the sole advisor to BreitBurn Energy Company LLC in the sale of the company to Provident Energy Trust for $139 million. This acquisition represents the first U.S. energy company to be purchased by a Canadian oil and gas income trust.

Continuing to expand electronic equity trading business: RBC’s electronic equity trading business continues to grow with a number of new and existing clients signing up in the third quarter. This brings the total number of institutional clients using this execution channel to approximately 250.

RBC Global Services

RBC Global Services launches BENCHMARK RiskManager®: Risk-Manager®, the newest addition to BENCHMARK investment analytics, is a fully interactive, web-enabled risk management tool that helps fund managers measure, model and manage investment risk in a flexible and robust manner. The BENCHMARK suite of products and services is designed to help institutional investors gain deeper insight into their portfolio performance, meet governance requirements and provide tools to manage investment and fiduciary risks.

RBC Global Services named “best sub-custodian in Canada”: With input from industry analysts, corporate executives and technology experts, Global Finance magazine selected RBC Global Services as best sub-custodian in Canada.

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